THE INTERGROUP CORPORATION
                                 820 Moraga Drive
                               Los Angeles, CA 90049



Via Edgar

June 25, 2003

Securities and Exchange Commission
Washington, D.C. 20549

RE: Power of Attorney

Ladies/Gentlemen:

As a Director of The InterGroup Corporation (the "Company"), I hereby authorize and designate Michael G. Zybala, Assistant Secretary and Counsel of the Company, to sign and file on my behalf all Section 16 reports on Forms 3, 4 and 5 relating to the Company. This authorization shall remain in effect during my tenure as a Director and as long as Mr. Zybala serves as counsel for the Company, unless terminated earlier by me in writing.

Sincerely,

/s/ Mildred Bond Roxborough

Mildred Bond Roxborough